UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): May 2, 2017

Spark Networks, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	001-32750	20-8901733
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

11150 Santa Monica Boulevard, Suite 600 Los Angeles, California	90025
(Address of Principal Executive Offices)	(Zip Code)

(310) 893-0550

(Registrant’s Telephone Number, Including Area Code)

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01 Entry Into A Material Definitive Agreement.

Merger and Merger Agreement

On May 2, 2017, Spark Networks, Inc., a Delaware corporation (the “Company”), entered into an Agreement and Plan of Merger by and among the Company, Affinitas GmbH, a German limited company (“Affinitas”), Blitz 17-655 SE, a European stock corporation (Societas Europaea, SE) with its corporate seat in Germany (“New Parent”), and Chardonnay Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of New Parent (“Merger Sub”) (the “Merger Agreement”).

The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, Merger Sub will be merged with and into the Company, and the separate existence of Merger Sub will cease, and the Company will become a wholly owned subsidiary of New Parent (the “Merger”).

The Merger Agreement was adopted by the board of directors of the Company (the “Company Board”) and the board of directors of Affinitas (the “Affinitas Board”).

Merger Consideration

Subject to the terms and conditions of the Merger Agreement, at the date and time when the Merger becomes effective (the “Effective Time”), stockholders of the Company will have the right to receive, in respect to each share of common stock of the Company (“Company Common Stock”) issued and outstanding immediately prior to the Effective Time, a number of American Depositary Shares of New Parent (“New Parent ADSs”) equal to the Exchange Ratio (as defined below). Each New Parent ADS will equal 0.1 shares of ordinary no-par value registered shares of New Parent (“New Parent Ordinary Shares”). Following the Effective Time, each outstanding share of Company Common Stock will cease to be outstanding, will be canceled, and will cease to exist. “Exchange Ratio” means 0.1, unless any of the warrants to purchase Company Common Stock (the “Company Warrants”) issued pursuant to that certain Warrant Agreement, dated as of August 9, 2016, by and between the Company and Peak6 Investments, L.P., are exercised, in which case “Exchange Ratio” means (i) 0.1 multiplied by (ii) a fraction, the numerator of which is the number of shares of Company Common Stock outstanding as of the Effective Time less the number of shares of Company Common Stock issued pursuant to any Company Warrants, and the denominator of which is the number of shares of Company Common Stock outstanding as of the Effective Time.

Termination

The Merger Agreement may be terminated prior to the Effective Time including: (i) by mutual written consent of the Company and Affinitas; (ii) by either the Company or Affinitas in the event that the Merger will not have been consummated by January 31, 2018 (iii) by either the Company or Affinitas if a court has issued a final and nonappealable order or similar action having the effect of prohibiting the Merger; (iv) by either the Company or Affinitas if the requisite company stockholder approval for the Merger (the “Company Stockholder Approval”) is not obtained; (v) by Affinitas, at any time prior to the Company Stockholder Approval being obtained if (A) the Company enters an agreement related to an alternative proposal to acquire the Company (the “Alternative Acquisition Proposal”), or (B) the Company fails to publicly recommend against an Alternative Acquisition Proposal; (vi) by the Company or Affinitas in the event of a breach by the other party of any covenant or agreement or any representation or warranty that would result in the failure of certain conditions of the Merger; (vii) by the Company if, prior to obtaining the Company Stockholder Approval, the Company enters into a superior proposal to acquire the Company; and (viii) by Affinitas, if the Company materially breaches certain non-solicitation provisions.

Treatment of Convertible Securities

The Merger Agreement provides that (i) immediately prior to the Effective time, each restricted stock unit of the Company (“Company RSU”) will be accelerated as to vesting and payment (if required) and converted into one share of Company Common Stock; (ii) at the Effective Time all outstanding awards of the Company’s restricted stock (“Company Restricted Stock Awards”) that are unvested will be issued in exchange for New Parent Ordinary Shares with vesting terms identical to the Company Restricted Stock Awards; and (iii) at the Effective Time all options to purchase Company Common Stock (“Company Options”) immediately outstanding prior to the Effective Time will be exchanged for awards to acquire a number of shares of New Parent ADSs equal to (w) the number of shares of Company Common Stock subject to such Company Option multiplied by (x) the Exchange Ratio (the result rounded down to the nearest whole New Parent ADS), with an exercise price per share (rounded up to the nearest whole cent) equal to (y) the per share exercise price specified in such Company Stock Option or the Company’s stock option plan, as applicable, divided by (z) the Exchange Ratio (with the result rounded up to the nearest whole cent).

Conditions to Closing

Consummation of the Merger is subject to customary conditions, including, among others things, approval by the Company’s stockholders.

Board of Directors

Upon consummation of the Merger, the board of directors of the New Parent (the “New Parent Board”) will be composed of (i) three directors to be selected by Affinitas prior to the filing of the preliminary Registration Statement (as defined below), (ii) one director to be selected by the Company prior to the filing of the Registration Statement and (iii) three directors as mutually agreed by the Company and Affinitas prior to the filing of the Registration Statement.

Representations and Warranties; Covenants

The Merger Agreement contains customary representations and warranties made by each of the Company, Merger Sub, New Parent, and Affinitas. The Company and Affinitas have also agreed to various covenants in the Merger Agreement, including, among other things, covenants (i) to conduct their respective material operations in the ordinary course of business consistent with past practice, (ii) to promptly notify the other party after taking certain actions prior to the closing of the Merger, and (iii) not to solicit other acquisitions proposals and, except under limited circumstances and with respect to unsolicited proposals, not to enter into discussions concerning, or provide information in connection with, alternative transactions.

Meeting of Stockholders

As promptly as practicable after the date of the Registration Statement is declared effective, the Company will take all action necessary in accordance with applicable laws to duly call, set a record date for, give notice of, convene, and hold a meeting of the holders of Company Common Stock (the “Stockholder Meeting”). The Company has agreed to cause the Stockholder Meeting to be held for the purpose of voting upon a proposal to adopt the Merger Agreement and Merger.

Proxy Statement/Prospectus and Registration Statement

Pursuant to the Merger Agreement, New Parent and Affinitas, in cooperation with the Company, have agreed to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”) pursuant to which the shares of New Parent Ordinary Shares issuable pursuant to the Merger will be registered with the SEC under the Securities Act, and the Company will prepare a proxy statement on Schedule 14A relating to the approval and adoption by the Company’s stockholders at the Stockholder Meeting of the Merger Agreement, the Merger, and the other transactions contemplated by the Merger Agreement (the “Proxy Statement/Prospectus”) for inclusion in the Registration Statement as a prospectus, and to be filed with the SEC as part of the Registration Statement. The Company agrees to use reasonable best efforts to cause the Registration Statement to become effective under the Securities Act as soon after filing as practicable, and to keep the Registration Statement effective as long as is necessary to consummate the Merger and the transactions contemplated thereby. Further, the Company agrees to use its reasonable best efforts to cause the Proxy Statement/Prospectus to be mailed to its shareholders as promptly as practicable after the Registration Statement becomes effective.

Termination Fee

Upon certain events, if the Merger Agreement is terminated by the Company, then the Company is obligated to pay Affinitas a one-time fee equal to the greater of (i) $1,500,000 or (ii) the fees and expenses of Affinitas related to the Merger. Upon certain events, if the Merger Agreement is terminated by the Company, then Affinitas is obligated to pay the Company a one-time fee equal to the greater of (i) $1,500,000 or (ii) the fees and expenses of the Company related to the Merger.

Additional Agreements

Concurrently with the execution of the Merger Agreement, (i) certain stockholders of the Company will have entered into voting agreements with the Company pursuant to which such stockholders have agreed, among other things, to vote their shares of Company Common Stock in favor of the Merger Agreement and the transactions contemplated thereby (the “Voting Agreements”) and (ii) all stockholder of Affinitas will have entered into a support agreement pursuant to which such stockholders have agreed, among other things, to vote their shares of Affinitas stock in favor of the transactions contemplated by the Merger Agreement (the “Support Agreement”). In addition, at the time of the closing of the Merger, New Parent, certain stockholders of Affinitas, and the Company have agreed to execute a registration rights agreement (the “Registration Rights Agreement”), pursuant to which New Parent will register for resale with the SEC certain shares held by such stockholders.

The foregoing summary of the agreements described above does not purport to be complete and is qualified in its entirety by the text of such agreements, which are attached as Exhibit 2.1 (Merger Agreement) and Exhibit 10.1 (Form of Voting Agreement) and Exhibit 10.2 (Form of Registration Rights Agreement) and Exhibit 10.3 (Form of Support Agreement) hereto and are incorporated herein by reference.

Forward-Looking Statements

This Form 8-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the Company’s or Affinitas’ or the New Parent’s performance or achievements to be materially different from those of any expected future results, performance, or achievements. Forward-looking statements speak only as of the date they are made, and neither the Company nor Affinitas assumes any duty to update forward-looking statements. We caution readers that a number of important factors could cause actual results to differ materially from those expressed in, or implied or projected by, such forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination to the existing brand portfolio, statements about the ability to drive superior growth or achieve cost savings, statements about becoming the global leader in premium dating, statements about the ability to leverage strengths of each company to provide exceptional user experience and drive shareholder value, statements about the expected size of the combined company, statements about the projected financial results of the New Parent for 2018, statements about the New Parent’s plans, objectives, expectations and intentions and other statements that are not historical facts. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (i) the possibility that the Merger does not close when expected or at all because required shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; (ii) changes in the Company’s share price before closing, including as a result of the financial performance of Affinitas prior to closing, or more generally due to broader stock market movements, and the performance of peer group companies; (iii) the risk that the benefits from the transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which the Company and Affinitas operate; (iv) the ability to promptly and effectively integrate the businesses of the Company and Affinitas; (v) the reaction to the transaction of the companies’ customers, employees and counterparties; (vi) diversion of management time on merger-related issues; (vii) lower-than-expected revenues, credit quality deterioration or a reduction in net earnings; and (viii) other risks that are described in the Company’s public filings with the SEC. For more information, see the risk factors described in the Company’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other filings with the SEC.

How to Find Further Information

This communication does not constitute an offer to sell or a solicitation of an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. This communication is being made in respect of the proposed business combination transaction between the Company and Affinitas. The proposed transaction will be submitted to the shareholders of the Company for their consideration. In connection with the Merger, the New Parent will file with the SEC a registration statement on Form F-4 that will include the proxy statement of the Company that also constitutes a prospectus of the Company. After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to each stockholder of the Company entitled to vote at the Stockholder Meeting. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS RELATING TO THE TRANSACTION FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors may obtain copies of the proxy statement/prospectus (when available) and all other documents filed with the SEC regarding the proposed transaction, free of charge, at the SEC’s website (http://www.sec.gov). Investors may also obtain these documents, free of charge, from the Company’s website (www.spark.net) under the link “Investor Relations” and then under the tab “SEC Filings” or by directing request to investor@spark.net.

Participants in Solicitation

The Company and its directors, executive officers and other members of management and employees may be deemed to be “participants” in the solicitation of proxies from the Company’s stockholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Company’s stockholders in connection with the proposed transaction and a description of their direct and indirect interest, by security holdings or otherwise, will be set forth in the proxy statement/prospectus filed with the SEC in connection with the proposed transaction. You can find information about the Company’s executive officers and directors in its definitive proxy statement filed with the SEC on March 31, 2017 and in its Annual Report on Form 10-K filed with the SEC on March 22, 2017. You can also obtain free copies of these documents from the Company using the contact information above.

Item 9.01 Financial Statements and Exhibits

(d)	Exhibits

2.1	Agreement and Plan of Merger, dated as of May 2, 2017, by and among Spark Networks, Inc., Affinitas GmbH, Blitz 17-655 SE, and Chardonnay Merger Sub, Inc.*

10.1	Form of Voting Agreement, dated as of May 2, 2017, by and among by and among Spark Networks, Inc., Affinitas GmbH, Blitz 17-655 SE, Chardonnay Merger Sub, Inc., and the stockholders listed on the signature pages thereto.

10.2	Form of Registration Rights Agreement, by and among by and among Spark Networks, Inc., , Affinitas GmbH, Blitz 17-655 SE, Chardonnay Merger Sub, Inc., and the stockholders listed on the signature pages thereto.

10.3	Form of Support Agreement, dated as of May 2, 2017, by and among by and among Spark Networks, Inc., Affinitas GmbH, Blitz 17-655 SE, Chardonnay Merger Sub, Inc., and all stockholders of Affinitas.

*	Disclosure schedules and exhibits have been omitted pursuant to Regulation S-K Item 601(b)(2). The Company agrees to furnish a supplemental copy of such schedule or exhibit upon request of the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SPARK NETWORKS, INC.

Date: May 2, 2017	By:	/s/ Robert W. O’Hare
	Name:	Robert W. O’Hare
	Title:	Chief Financial Officer